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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*

                         Triathalon Broadcasting Company
                         -------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $.01 par value
                      ------------------------------------
                         (Title of Class of Securities)

                                    89589P106
                                    ---------
                                 (CUSIP Number)

                                 January 13,1998
                                 ---------------
              (Date of Event which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-l(b)
                                [X] Rule 13d-l(c)
                                [ ] Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 8 Pages
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SCHEDULE 13G

CUSIP No. 89589P106

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Lawrence M. Blau

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  Not Applicable                                     a [ ]
                                                                     b [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

NUMBER OF
SHARES                              5.      SOLE VOTING POWER
BENEFICIALLY                                         None
OWNED BY
EACH                                6.      SHARED VOTING POWER
REPORTING                                            174,000
PERSON
WITH                                7.      SOLE DISPOSITIVE POWER
                                                     None

                                    8.      SHARED DISPOSITIVE POWER
                                                     174,000

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     174,000

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                     5.5%

12.      TYPE OF REPORTING PERSON*
                                                     IN


                                Page 2 of 8 Pages
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SCHEDULE 13G

CUSIP No. 89589P106

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Mark Metzger

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  Not Applicable                                     a [ ]
                                                                     b [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF
SHARES                              5.      SOLE VOTING POWER
BENEFICIALLY                                         None
OWNED BY
EACH                                6.      SHARED VOTING POWER
REPORTING                                            174,000
PERSON
WITH                                7.      SOLE DISPOSITIVE POWER
                                                     None

                                    8.      SHARED DISPOSITIVE POWER
                                                     174,000

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     174,000

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                 [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                     5.5%

12.      TYPE OF REPORTING PERSON*
                                                     IN


                                Page 3 of 8 Pages
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Item 1(a):          Name of Issuer:
----------          ---------------

                    Triathalon Broadcasting Company (the "Company")

Item 1(b):          Address of Issuer's Principal Executive Offices:
----------          ------------------------------------------------

                    Symphony Towers
                    750 B Street, Suite 1920
                    San Diego, California 92101

Items 2(a)          Name of Person Filing; Address of Principal Business Office:
----------          ------------------------------------------------------------
and 2(b):
---------

                    The Statement is being filed by (1) Lawrence M. Blau ("Mr. Blau"), in his capacity as one of the two managing partners of BEM Partners, L.P., a limited partnership organized under the laws of the state of Delaware ("BEM"); and (2) Mark Metzger ("Mr. Metzger"), in his capacity as one of the two managing partners of BEM.

                    Mr. Blau and Mr. Metzger, as managing general partners of BEM, are primarily responsible for the management of its assets. Mr. Blau and Mr. Metzger are also president and managing director, respectively, of BEM Management, Inc., a Delaware corporation that serves as administrator of BEM. The principal offices of BEM and BEM Management, Inc. are located at 520 Madison Avenue, 32nd Floor, New York, New York 10022, which is also the business address of Mr. Blau and Mr. Metzger.

Item 2(c):          Citizenship:
----------          ------------

                    Mr. Blau and Mr. Metzger are United States citizens.

Item 2(d):          Title of Class of Securities:
----------          -----------------------------

                    Class A Common Stock, par value $.01 per share ("Common Stock").

Item 2(e):          CUSIP Number:
----------          -------------

                    89589P106

Item 3:             If this statement is filed pursuant to 240.13d-1(c),
-------             ----------------------------------------------------
                    check this box [X]
                    ------------------



                               Page 4 of 8 Pages
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Items 4(a)-(c):     Ownership:
---------------     ----------

                    Mr. Blau and Mr. Metzger each has beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial Ownership") of 174,000 shares of Common Stock by virtue of his position as one of the two managing general partners of BEM. Such shares represent approximately 5.5% of the issued and outstanding shares of Common Stock. Mr. Blau and Mr. Metzger share voting power and dispositive power over these shares of Common Stock.

                    The shares of Common Stock which are the subject of this statement are held by BEM.

                    The percentages used herein are calculated based upon the 3,175,645 shares of Common Stock stated to be issued and outstanding as of November 10, 1998, as reflected in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.

Item 5:             Ownership of Five Percent or Less of a Class:
-------             ---------------------------------------------

                    Not Applicable.

Item 6:             Ownership of More Than Five Percent on Behalf
-------             ---------------------------------------------
                    of Another Person:
                    ------------------

                    No person other than those identified in Item 4 above is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, Common Stock.

Item 7:             Identification and Classification of the Subsidiary Which
-------             ---------------------------------------------------------
                    Acquired the Security Being Reported on By the Parent
                    -----------------------------------------------------
                    Holding Company:
                    ----------------

                    Not Applicable.

Item 8:             Identification and Classification of Members of the Group:
-------             ----------------------------------------------------------

                    Not Applicable.

Item 9:             Notice of Dissolution of Group:
-------             -------------------------------

                    Not Applicable.



                               Page 5 of 8 Pages
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Item 10:            Certification:
--------            --------------

                    By signing below each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                               Page 6 of 8 Pages
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                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 25, 1999







                                          /s/ Lawrence M. Blau
                                          ------------------------
                                              Lawrence M. Blau






                                          /s/ Mark Metzger
                                          ------------------------
                                              Mark Metzger



                               Page 7 of 8 Pages
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                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 25, 1999








                                          /s/ Lawrence M. Blau
                                          ------------------------
                                              Lawrence M. Blau






                                          /s/ Mark Metzger
                                          ------------------------
                                              Mark Metzger



                               Page 8 of 8 Pages